Exhibit 99.2

CHECK-CAP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) William (Bill) Densel and Lior Torem, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.20 per share, of Check-Cap Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2015 Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 1, 2015, at 4:00 p.m. (Israel time) at the offices of the Company, the Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for the 2015 Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST ON ITEMS 4 AND 5 SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSALS.

(Continued and to be signed on the reverse side)

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHECK-CAP LTD.

DECEMBER 1, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via ww.amstock.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND EACH OF THE OTHER ITEMS SET FORTH BELOW.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To reelect five directors to serve as members of the Board of Directors of the Company, until the next annual general meeting of shareholders.

	FOR	AGAINST	ABSTAIN
Tomer Kariv	☐	☐	☐
William (Bill) Densel	☐	☐	☐
Dr. Walter L. Robb	☐	☐	☐
Steven Hanley	☐	☐	☐
XiangQian (XQ) Lin	☐	☐	☐

2.
To approve the compensation to be paid to each of the non-employee directors of the Company (other than the Chairman of the Board of Directors and the external directors), subject to their election at the Meeting.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.
To ratify and approve the reappointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the independent registered public accountants of the Company for the year ending December 31, 2015 and for such additional period until the next annual general meeting, and to authorize the Company’s Board of directors, pursuant to the pre-approval and recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	To approve the payment of an annual cash bonus to Mr. Guy Neev, the Company’s former Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 4)

YES	NO
☐	☐

5.	To approve the pro-rated annual bonus objectives and payout terms for the period ending December 31, 2015 for the Company’s Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 5? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 5)

YES	NO
☐	☐

6.	To approve the annual bonus objectives and payout terms for the period ending December 31, 2015 for the Company’s Chief Technology Officer, who also serves as director.

FOR	AGAINST	ABSTAIN
☐	☐	☐

7.	To approve the amendment of Article 45(a) of the Company’s Articles of Association regarding the appointment of an alternate director.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _______________________ Date ______________ Signature of Shareholder _________________________ Date_________________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.